EXHIBIT 99.1
Shopify Provides Business Update Relating to COVID-19
First-Quarter 2020 Financial Results to be Issued on May 6, 2020

Ottawa, Canada - April 1, 2020 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), a leading global commerce company, today provided a business update relating to the impact of COVID-19.

Shopify has been closely monitoring and assessing the impact of COVID-19, prioritizing the health of our employees, our merchants and their customers, our partners, and our communities. In response, we have taken a number of actions to support our merchants and protect our stakeholders during this time, including initiatives focused on helping merchants transition to emerging social distancing norms. These include:

•	Extended 90-day free trial to all new standard plan signups

•	Gift cards available on all plans and for all merchants

•	Local in-store/curbside pickup and delivery for POS merchants

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A $200 million commitment for Shopify Capital while fast-tracking expansion to core geographies working with partners and governments, including in the United Kingdom where Shopify Capital launched on March 30, 2020

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Multiple online resources to support merchants, including resources on where to secure government funding and where to find community forums, live webinars, online meetups, and tutorials to help all merchants have an online presence

Shopify continues to develop additional solutions to support our merchants and communities. More details can be found at www.shopify.com/covid19.

Data Insights

Shopify is analyzing the data across its platform for insights into how COVID-19 is affecting merchants’ operations in order to provide the most effective support, as well as to inform our own planning and decision-making during this period. Some of the changes relative to patterns prior to March 8, 2020 include the following:

•	Early signs indicate brick-and-mortar businesses, impacted by the dropoff of foot traffic resulting from stay-at-home policies, are pivoting to online as consumer demand shifts.

•	Merchants are heavily leveraging discounts to boost sales.

•	Sales trends are aligning to specific industries based on the evolving environment, consumer concerns and needs.

•	In March, we terminated thousands of merchants charging unfair prices or making false claims about COVID-19-related items such as face masks or hand sanitizers.

Financial Outlook

Shopify ended 2019 with momentum that continued into January and February of 2020. This will enable us to report revenue and adjusted operating income for the first quarter within or ahead of the range of expectations provided on February 12, 2020, despite the global economic disruption that emerged in March triggered by COVID-19.

Given the uncertainty surrounding the duration and magnitude of COVID-19, Shopify is suspending the financial expectations provided for full year 2020. Shopify plans to announce financial results for its first quarter ended March 31, 2020 before markets open on Wednesday, May 6, 2020.

Shopify’s management team will host a conference call to discuss first-quarter results and to provide further updates on the COVID-19 impact on its first-quarter earnings call at 8:30 a.m. ET on Wednesday, May 6, 2020. The conference will be available via webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/default.aspx#upcoming-events.

An archived replay of the webcast will be available following the conclusion of the call.
About Shopify
Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, PepsiCo, Staples and many more. For more information, visit www.shopify.com.
Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s planned business initiatives, financial performance, financial outlook and future financial performance. Words such as "continue", "will", "enable", and "plans" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies and economic activity; (ii) merchant acquisition and retention; (iii) managing our growth; (iv) our history of losses; (v) our limited operating history; (vi) our ability to innovate; (vii) the security of personal information we store relating to merchants and their customers and consumers with whom we have a direct relationship; (viii) a disruption of service or security breach; (ix) our potential inability to compete successfully against current and future competitors; (x) international sales and the use of our platform in various countries; (xi) the reliance of our growth in part on the success of our strategic relationships with third parties; (xii) our potential failure to effectively maintain, promote and enhance our brand; (xiii) our use of a single cloud-based platform to deliver our services; (xiv) our potential inability to achieve or maintain data transmission capacity; (xv) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (xvi) payments processed through Shopify Payments; (xvii) our potential inability to hire, retain and motivate qualified personnel; (xviii) serious errors or defects in our software or hardware or issues with our hardware supply chain; (xix) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services; and (xx) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Senior Director, Investor Relations	Senior Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify